May 6, 2008
Heath D. Linsky
VIA FEDERAL EXPRESS	404-504-7691
hdl@mmmlaw.com
Mr. Michael McTiernan	www.mmmlaw.com
Special Counsel
Securities and Exchange Commission
100 F Street, NE, Main Filing Desk
Washington, DC 20549

Re:	Cole Retail Income Trust, Inc. Registration Statement on Form S-11 Filed February 19, 2008 File No. 333-149290
Dear Mr. McTiernan:
     On behalf of Cole Credit Property Trust III, Inc. (f/k/a Cole Retail Income Trust, Inc.) (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2008 (Registration No. 333-149290) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated March 14, 2008. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Company, we respond to the specific comments of the Staff as follows:
General Comments
     1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19B of Industry Guide 5.
     Response: At this time, the Company has not yet created any sales literature or other broker-dealer use only materials relating to this offering. If and when such materials are created, the Company

Buckhead Office	1600 Atlanta Financial Center	With offices in	Charlotte, N.C.
(404) 233-7000	3343 Peachtree Road, N. E.		Washington, DC
Atlanta, Georgia 30326
Fax: (404) 365-9532

Morris, Manning & Martin, LLP
Mr. Michael McTiernan
May 6, 2008

will provide them supplementally to the Staff prior to their use in accordance with Item 19.D. of Industry Guide 5.
     2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.
     Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. In the event the Company has any questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, it will contact the division’s Office of Mergers and Acquisitions.
     3. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.
     Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase program in determining that it is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. In the event the Company has any questions as to whether the program is entirely consistent with that class exemption, it will contact the Division of Market Regulation.
     4. Please update the tables and the narrative descriptions to provide prior performance information as of December 31, 2007. With respect to the tables, please omit data no longer required as a result of the new measurement date.
     Response: The Company has revised the tables and narrative descriptions throughout the Registration Statement to provide prior performance information as of December 31, 2007, including, with respect to the Prior Performance Tables, omitting data no longer required as a result of the new measurement date.

Morris, Manning & Martin, LLP
Mr. Michael McTiernan
May 6, 2008

Cover Page
     5. Please ensure that your cover page does not exceed 1 page in length as required by Item 501(b) of Regulation S-K.
     Response: The Company will ensure that the cover page of the Prospectus does not exceed one page in length as required by Item 501(b) of Regulation S-K.
     6. Please revise the first sentence of the second bullet to eliminate the mitigating language regarding significant experience.
     Response: The Company has revised the disclosure in the first sentence of the second bullet on the cover of the Prospectus, and elsewhere in the Prospectus, to eliminate the mitigating language regarding significant experience in response to the Staff’s comment.
     Q: Will you invest in anything other than retail..., page 2
     7. Please revise the second sentence to conform to your other disclosure throughout the prospectus that you will primarily invest in net leased retail properties.
     Response: The Company has revised the disclosure in the second sentence in the answer to “Q: Will you invest in anything other than retail and other income producing commercial properties” on page 2 of the Prospectus in response to the Staff’s comment.
     Q: For whom is an investment in our shares recommended?, page 3
     8. We note your reference to your “finite life.” There is no stated termination date for this entity and in other disclosure you have indicated that the offering could be extended indefinitely and that you would only terminate if your shareholders voted to do so. Please clarify accordingly.
     Response: The Company has revised the disclosure in the answer to “Q: For whom is an investment in our shares recommended” on page 3 of the Prospectus and elsewhere in the Prospectus to remove the reference to “finite life” in response to the Staff’s comment.
     Prospectus Summary, page 6
     9. In the summary, please include information regarding the maximum leverage you will use as a whole and on individual properties. Refer to Item 3(a)(vii) of Industry Guide 5.
     Response: The Company has revised the disclosure in the section of the Prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 8 of the Prospectus in response to the Staff’s comment.

Morris, Manning & Martin, LLP
Mr. Michael McTiernan
May 6, 2008

Compensation to CRI Advisors and Its Affiliates, page 12
     10. Please disclose the estimated acquisition fees and expenses assuming you utilize your target leverage.
     Response: The Company has revised the disclosure in the section of the Prospectus captioned “Prospectus Summary — Compensation to CR III Advisors and its Affiliates” beginning on page 12 of the Prospectus in response to the Staff’s comment.
Risk Factors, page 18
If we internalize our management functions ... page 22
     11. In this risk factor, you discuss internalizing your advisor. Please explain that upon any internalization of the advisor certain key employees may not remain with the advisor and will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another Cole entity.
     Response: The Company, in response to the Staff’s comment, has revised the Prospectus under the risk factor captioned “If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed” on page 23 of the Prospectus. In addition, the Company revised the Prospectus under the risk factor (as revised) “If our advisor loses or is unable to obtain key personnel, including in the event another Cole-sponsored program internalizes its advisor, our ability to achieve our investment objectives could be delayed or hindered, which could adversely affect our ability to pay distributions to you and the value of your investment” on page 22 of the Prospectus.
Risks Associated with Debt Financing, page 39
     12. In this section, please add a risk factor to address the potential difficulty in obtaining financing based on current market conditions and discuss the impact on you and your investors if you are unable to obtain such financing in a timely manner.
     Response: The Company has revised the disclosure in the Prospectus by adding the section captioned “Risk Factors — The current state of debt markets could have a material adverse impact on our earnings and financial condition” beginning on page 41 of the Prospectus, in response to the Staff’s comment.
Estimated Use of Proceeds, page 49
     13. In footnote 5, you indicate that you are not obligated to reimburse your advisor or its affiliates for organization and offering expenses over 1.5% of gross offering proceeds. You then state you will not pay organization or offering expenses in excess of 10% of the gross offering proceeds. Please explain, under what circumstances, you would pay organization and offering expenses of more than 1.5% of gross offering proceeds. If you would pay more than 1.5% of gross

Morris, Manning & Martin, LLP
Mr. Michael McTiernan
May 6, 2008

offering proceeds, please ensure that this disclosure is presented elsewhere when discussing fees to be paid to advisors or affiliates.
     Response: The Company has revised the disclosure in the Prospectus in footnote 5 to the table under the caption “Estimated Use of Proceeds” on page 51 of the Prospectus in response to the Staff’s comment. The Company notes that the previous disclosure was intended to satisfy another regulator.
Executive Officers and Directors, page 53
     14. Please briefly describe the duties you expect your executive officers to perform in such capacity and distinct from their roles as employees of the advisor.
     Response: The Company has revised the disclosure in the Prospectus under the caption “Management — Executive Officers and Directors” beginning on page 55 of the Prospectus in response to the Staff’s comment.
     15. In the descriptions of the experience of Messrs. Cole and McAllaster, please provide the month and year of formation rather than refer to “formation.”
     Response: The Company has revised the disclosure in the Prospectus under the caption “Management — Executive Officers and Directors” beginning on page 55 of the Prospectus in response to the Staff’s comment.
The Advisor, page 59
     16. In the description of the experience of Mr. Koblenz, please provide the month and year of formation rather than refer to “formation.”
     Response: The Company has revised the disclosure in the Prospectus under the caption “Management — The Advisor” beginning on page 61 of the Prospectus in response to the Staff’s comment.
     17. For each named executive officer, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced. For example, under Mr. Koblenz, you do not state when he started as president and secretary of Cole Capital Partners, Cole Capital Advisors, Cole Realty Advisors and Equity Fund Advisors, and under Mr. Weber, you do not state when his employment with DJM and his employment with Shell Capital began and ended.
     Response: The Company has revised the disclosure in the Prospectus under the caption “Management — The Advisor” beginning on page 61 of the Prospectus in response to the Staff’s comment.

Morris, Manning & Martin, LLP
Mr. Michael McTiernan
May 6, 2008

The Advisory Agreement, page 61
     18. In this section, please disclose that there is a 6% limit on fees, such as development fees, unless a higher amount is approved by a majority of the board of directors, including a majority of the independent directors.
     Response: The Company has revised the disclosure in the Prospectus under the caption “Management — The Advisory Agreement” beginning on page 64 of the Prospectus in response to the Staff’s comment.
Conflicts of Interest, page 73
     19. Please identify programs that focus of triple net leased retail properties. In addition, with respect to these properties, please disclose the status of any capital raising, including offering amounts, whether such programs are currently pursuing acquisitions and the anticipated liquidation date. Please provide a summary of this information in the summary section and the appropriate risk factor.
     Response: The Company has revised the disclosure in the Prospectus under the caption “Conflicts of Interest — Interests in Other Real Estate Programs” beginning on page 76 of the Prospectus in response to the Staff’s comment. The Company also has revised the disclosure in the Prospectus under the caption “Prospectus Summary — Conflicts of Interest” beginning on page 10 of the Prospectus. The Company also has revised the disclosure under the risk factor captioned “A number of Cole real estate programs use investment strategies that are similar to ours, therefore our advisor and its and our executive officers will face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor” beginning on page 24 of the Prospectus.
Investment in other Real Estate-Related Securities, page 87
     20. Please specifically address the risks of investing in commercial mortgage backed securities in light of recent market conditions.
     Response: The Company has revised the disclosure in the Prospectus by adding the section captioned “Risk Factors — The CMBS in which we may invest are subject to all of the risks of the underlying mortgage loans, the risks of the securitization process and dislocations in the mortgage-backed securities market in general” on page 45 of the Prospectus, in response to the Staff’s comment.
Development and Construction of Properties, page 87
     21. In this section, you indicate that you will reimburse your advisor if you employ one or more project managers, including your advisor or its affiliates. Please explain whether this payment would be in addition to the development fee.

Morris, Manning & Martin, LLP
Mr. Michael McTiernan
May 6, 2008

     Response: The Company has revised the disclosure in the Prospectus under the caption “Investment Objectives and Policies — Development and Construction of Properties” beginning on page 91 of the Prospectus in response to the Staff’s comment.
Management Discussion and Analysis, Rage 95
Prior Performance Summary, page 99
     22. Please confirm to us that you have disclosed all major adverse business developments of your prior programs that would be material to investors in this offering. We note you have provided an “example” of an adversely affected program.
     Response: The Company confirms that the revised disclosure in the Prospectus under the caption “Prior Performance Summary — Prior Investment Programs” beginning on page 102 of the Prospectus discusses all major adverse business developments of prior programs that would be material to investors in this offering.
     23. Please revise your registration statement to provide a narrative summarizing the acquisitions of properties for the most recent three fiscal years, as opposed to simply referring to Table VI contained in Part II of your registration statement. Refer to Securities Act Industry Guide 5.8.A.4.
     Response: The Company has revised the disclosure in the Prospectus under the caption “Prior Performance Summary—Summary Information” beginning on page 102 of the Prospectus in response to the Staff’s comment.
     24. We note that some of the disclosures required by Securities Act Industry Guide 5.8.A. are presented only for the 16 limited partnerships. Please revise your registration statement to include, for all of the programs, discussion of the number of properties purchased and location by region, the aggregate dollar amount of property purchased and the percentage of properties that are commercial (broken out by shopping centers, office buildings, and others) and residential.
     Response: The Company has revised the disclosure in the Prospectus under the caption “Prior Performance Summary — Prior Investment Programs” beginning on page 102 of the Prospectus in response to the Staff’s comment.
Summary of Distribution Reinvestment Plan, page 134
Investment of Distributions, page 134
     25. Please clarify that the shares in other programs will be registered prior to shareholders being permitted to reinvest their distributions in the other programs.
     Response: The Company respectfully notes the second bullet point under the caption “Summary of Distribution Reinvestment Plan — Investment of Distributions” on page 137 of the

Morris, Manning & Martin, LLP
Mr. Michael McTiernan
May 6, 2008

Prospectus. This bullet point discloses that a condition to allowing participant’s in the Company’s distribution reinvestment plan to reinvest cash distributions in shares issued by another Cole-sponsored program is that “a registration statement covering the interests in the subsequent Cole-sponsored program has been declared effective under the Securities Act.” Please advise us if you require further clarification.
     26. Please clarify whether the investor participating in the DRIP plan may be subject to additional fees if distributions are reinvested in other Cole-sponsored programs.
     Response: The Company has revised the disclosure in the Prospectus under the caption “Summary of Distribution Reinvestment Plan — Investment of Distributions” beginning on page 137 of the Prospectus in response to the Staff’s comment.
Volume Discounts, page 143
     27. In this section, you indicate that you may pay annual registered investment advisor fees to an affiliated broker-dealer and that the fees will be considered underwriting compensation. Please clarify, if true, that these fees will be subject to the 10% limit discussed on page 143 in the section “Compensation we will Pay for the Sale of our Shares.”
     Response: The Company has revised the disclosure in the Prospectus under the caption “Plan of Distribution — Volume Discounts” beginning on page 146 of the Prospectus in response to the Staff’s comment.
Table I
     28. Please revise the introduction and tables to only include data for offerings that have closed in the three years ended December 31, 2007.
     Response: The Company has revised the introduction and Table I beginning on page A-3 of the Prospectus in response to the Staff’s comment.
     29. In certain cases, such as Cole Collateralized Senior Notes IV, LLC, you indicate that you have invested 90% of the amount available for investment. However, this does not appear consistent with the total acquisition cost disclosure. Please revise or advise. When updating the tables, please review and ensure that information is provided correctly and consistently in each table.
     Response: The Company has revised Table I beginning on page A-3 of the Prospectus in response to the Staff’s comment.
Table IV
     30. Please limit the table to programs that completed operations in the five years ended December 31, 2007. We note that you included a number of programs that sold their last property in 2001.

Morris, Manning & Martin, LLP
Mr. Michael McTiernan
May 6, 2008

     Response: The Company has revised Table IV beginning on page A-78 of the Prospectus in response to the Staff’s comment.
Table V
     31. Please provide individual information for each of the 22 restaurants sold rather than consolidating the information or advise us why you believe it’s appropriate to consolidate.
     Response: The Company has revised Table V beginning on page A-80 of the Prospectus in response to the Staff’s comment.
Exhibits
     32. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.
     Response: A form of tax opinion to be issued by Morris, Manning & Martin, LLP, a form of legal opinion to be issued by Venable LLP and a list of subsidiaries are filed as exhibits to the Amendment. A form of escrow agreement, the Cole Credit Property Trust III, Inc. Code of Business Conduct and Ethics, and a power of attorney (if applicable) will be filed as exhibits as promptly as possible. All other required exhibits (or forms thereof) have been filed previously.

Best regards, MORRIS, MANNING & MARTIN, LLP
/s/ Heath D. Linsky
Heath D. Linsky

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Enclosures